

Mail Stop 3010

January 27, 2010

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

> **Re: Gain Capital Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 8, 2010**
> **File No. 333-161632**

Dear Mr. Stevens:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 16</u>

1. Please expand your risk factor at the top of page 22 to state that you may also face regulatory risks related to your planned expansion of CFDs. Please also expand your first risk factor in the subsection "Risks Related to Regulation" on page 30 to state that to the extent your CFD business constitutes an offer or sale of securities, you would need to comply with the federal securities laws. Please also describe the impact this may have on your business.

Compensation Discussion and Analysis, page 115

Base Compensation, page 117

2. We note your response to our prior comment 5 and reissue that comment. Please provide more specific disclosure as to how you arrived at the base compensation levels for 2008. See Item 402(b)(1)(v) of Regulation S-K that requires you to describe how you have determined the amount for each element to pay. Please describe the specific determinations that resulted in the increased salaries of 63.0%, 17.0% and 0.0% for Messrs. Stevens, Calhoun and O'Sullivan, respectively, in 2008. For example, how was it determined to increase Mr. Stevens' base compensation by 63.0% while Mr. Calhoun only received a 17.0% increase? Was the 63% increase in base compensation, for Mr. Stevens, which was based upon benchmarking data indicating that it was advisable to allocate a larger portion of total target compensation to base compensation, offset by a corresponding decrease in other parts of Mr. Stevens' total target compensation? Please also disclose, if true, that the "informal benchmarking" you refer to on pages 117 and 119 was the executive compensation benchmarking disclosed on page 116 conducted by Frederic Cook.

Annual Incentive Compensation, page 117

3. We note your response to our prior comment 6 and reissue that comment. Please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay Messrs. Stevens, Calhoun, O'Sullivan and Lyons aggregate bonuses of $2,302,000, $440,000, $968,000 and $193,000, respectively? What is the correlation between these incentive bonus amounts and the achievement of the annual revenue level targets (target of $167.5 million, actual $190.8 million) and the achievement of annual EBITDA level targets (target of $73.7 million, actual $91.9 million)? Please also disclose how the amounts of total cash compensation targets, which you state were based on both revenue and EBITDA target achievement, were decided upon. For example, what factors did the compensation committee consider when deciding upon total cash compensation targets? Finally, please reconcile your statement in your response letter dated January 8, 2010 in which you state that the bonuses paid in excess of target were paid at the discretion of your compensation committee with your disclosure in the prospectus which does not mention discretionary bonuses.

Long-Term Incentive Compensation, page 116

4. We note your response to our prior comment 7 and reissue that comment. Please expand your disclosure to provide a discussion of the long-term awards made to each named executive officer and the factors and performance considerations that lead to such awards. Please disclose the specific factors that the board of directors considered when determining equity grants for 2008. For example, the

summary compensation table appearing on page 121 discloses that Mr. Stevens received a stock award of $1.2 million in 2008, but discussion of such long-term incentive compensation does not appear in the prospectus. Please revise accordingly. Please also discuss if your informal benchmarking indicated that your executive compensation was above or below the average of comparable companies and specifically how the compensation committee used this data when establishing the 2008 compensation packages provided to your executives. For example, did your compensation committee set compensation above or below the average of comparable companies and what were the reasons for such a decision?

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq.